PRESS RELEASE

EXHIBIT H	Press Release No. 06-06

METALLICA RESOURCES ANNOUNCES YEAR END RESULTS

March 3, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its year end financial results. Full details of the Company's year end audited financial results, and management's discussion and analysis, are available on SEDAR, EDGAR and the Company's website at www.metal-res.com. All figures are in United States dollars unless otherwise noted.

Selected Financial Data:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net income (loss)	$7,958,798	$1,368,462	$(1,715,547)
Basic net income (loss) per share	0.10	0.02	(0.04)
Diluted net income (loss) per share	0.10	0.01	(0.04)

Cash flows provided from (used for) operating activities	7,120,459	(1,081,213)	(1,213,601)
Cash flows (used for) investing activities	(7,542,769)	(20,143,804)	(4,072,383)
Cash flows provided from (used for) financing activities	429,737	(5,437,252)	66,265,607
Foreign exchange gain on foreign cash held	1,045,359	2,169,257	609,547
Increase (decrease) in cash and cash equivalents	$1,052,786	$(24,493,012)	$61,589,170

	December	December
	31, 2005	31, 2004
Current assets:
Cash	$42,669,830	$41,617,044
Value-added tax and other current assets	969,947	640,244
Total current assets	43,639,777	42,257,288
Mineral properties and deferred expenditures	55,530,251	47,355,378
Property, plant and equipment, and other assets	749,856	680,434
Total assets	$99,919,884	$90,293,100

Current liabilities:
Accounts payable and accrued liabilities	$1,383,006	$738,384

Asset retirement obligation	343,164	203,818
Total liabilities	1,726,170	942,202

Shareholders' equity:
Share capital	108,158,077	107,661,917
Contributed surplus	1,484,554	--
Warrants	5,889,285	7,373,839
Stock options	1,431,014	1,043,156
Deficit	(18,769,216)	(26,728,014)
Total shareholders' equity	98,193,714	89,350,898
Total liabilities and shareholders' equity	$99,919,884	$90,293,100

Net income for 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. The $8.35 million of income from property payments results from a $10 million earn-

in payment received from Falconbridge Limited in August 2005, which resulted in Falconbridge earning a 70% interest in the El Morro project. Foreign exchange gains of $1.05 million are principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.4 million and Cdn$42.3 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2005.

Net income for 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004, which resulted from a strengthening of the Canadian dollar relative to the U.S. dollar in 2004, and an increase in interest income from $0.16 million in 2003 to $0.93 million in 2004.

The Company's cash and cash equivalents increased by $1.05 million for the year ended December 31, 2005 as compared to a decrease in cash and cash equivalents of $24.49 million for the year ended December 31, 2004. The $25.54 million decrease in 2005 cash outflows is primarily attributable to the following: $11.0 million in acquisition and debt payments in 2004 to the Company's former joint venture partner on the Cerro San Pedro project versus nil in the current period, a decrease in expenditures on mineral properties of $5.86 million in the current period and an increase in cash received from property payments of $9.70 million in the current period.

As of December 31, 2005, the Company had capitalized mineral properties and deferred expenditures totaling $55.53 million. This amount includes $53.14 million relating to the Cerro San Pedro project, of which $7.93 million and $19.75 million was capitalized in 2005 and 2004, respectively, for acquisition and other project related costs.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.5 million shares outstanding. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.